                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Oxboro Medical International, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  691384 10 1
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary Copperud
                              CMM Properties, LLC
                           c/o Peak to Peak Financial
                         1730 S. College Avenue, Box 20
                            Fort Collins, CO  80525
                           Telephone:  (970) 221-1121
    ------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January  7, 1998
                   ------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   691384 10 1                          PAGE  2    OF  5     PAGES
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CMM Properties, LLC Attention: Gary Copperud
       SSN: (Not required)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       00 (CASH RESERVES)

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       COLORADO, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            164,075
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             None
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        164,075
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       164,075
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       ASSUMING 2,258,578 SHARES OUTSTANDING AS OF THE DATE HEREOF (AS
       PRESENTED IN THE COMPANY'S MOST RECENT FORM 10-KSB), AMOUNT IN ROW 11 REPRESENTS 7.26%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       00 (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Cusip No. 691384 10 1                                           Page 3 of 5
                                  SCHEDULE 13D


Item 1.          Security and Issuer.

                 (a) Title of Class of Securities: Common Stock, $.01 par value

                 (b)      Name of Issuer: Oxboro Medical International, Inc.

                 (c)      Address of Issuer's Principal Executive Offices:

                          13828 Lincoln Street, N.E.
                          Ham Lake, MN 55304

Item 2.          Identity and Background.

                 (a)      Name of Person Filing: CMM Properties, LLC
                          Attention:  Gary Copperud

                 (b)      Business Address:

                          c/o Peak to Peak Financial
                          1730 South College Avenue, Box 20
                          Fort Collins, CO  80525

                 (c)      Principal Occupation or Employment: Investments

                 (d) Conviction in a criminal proceeding during the last five years: No

                 (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

                 (f) Citizenship: CMM Properties, LLC is a Colorado Limited Liability Company

Item 3.          Source and Amount of Funds or Other Consideration.

                          Cash reserves.

Item 4.          Purpose of Transaction.

                 (a) The purpose of the acquisition is to promote a change in the composition of the present Board of Directors and management of Issuer.

                 (b) The person filing this statement has no plans or proposals, at this time, which would result in any of the transactions listed in Item 4(b), 4(c), 4(e), 4(f), 4(h), 4(i), or 4(j), except that such person may promote a change in the Issuer's Articles and/or Bylaws for the purposes of promoting a change in the composition of the present Board of Directors and management of the Issuer.

Cusip No. 691384 10 1                                           Page 4 of 5



Item 5.          Interest in Securities of the Issuer.

                 (a)      Number and Percentage of Class beneficially owned:

                          164,075 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by CMM Properties, LLC and this represents 7.26% of the 2,258,578 shares shown as outstanding in the Issuer's last Exchange Act filing, its Form 10-KSB, dated December 29, 1997.

                          In addition, under Section 13d-3(b), under some interpretations, the reporting person may be viewed as the beneficial owner of 150,000 shares of the Issuer's Common Stock in which Kenneth Brimmer (who also has reported his beneficial ownership on
                          Schedule 13(d)) has a beneficial interest. If combined, such 150,000 shares and 164,075 shares, would represent 13.91 % of the 2,258,578 shares assumed to be outstanding. See Item 6 below.

                          DISCLAIMER: Pursuant to Rule 13d-3, the Reporting Person disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Issuer owned beneficially by the entity named above.

                 (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

                 (c)      Recent transactions in Common Stock:

                                                                                                      Nature of
                          Date of Period     No. of Shares              Price or Range of Prices     Transaction
                          --------------     -------------              -----------------------    ----------------


                            10/13/97 to        51,122                       $1.00 to $1.25             Open Market
                            12/16/97                                                                   Purchase

                            11/24/97           50,000                          $1.0625                 Private Purchase
                            11/24/97            1,653                             $1.00                Private Purchase

                            12/19/97 to        17,900                       $1.1875 to $1.25           Open Market
                            01/13/98                                                                   Price

                            01/07/98 to        43,400                             $1.25                Open Market
                            01/16/98                                                                   Purchases


                 (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

                          Not applicable.

                 (e)      Last Date on Which Reporting Person Ceased to be a 5%
                          Holder:

                          Not applicable.

Cusip No.  691384 10 1                                          Page 5 of 5



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
                 Item 2 and between such persons and any person with respect to any securities of the Issuer, except that Reporting Person has an informal, unwritten, non-binding understanding with Kenneth Brimmer, (who is mentioned in Item 5 above and who also is filing a Schedule 13(d)). Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addressed to the Issuer, which might affect the valuation of their respective investments.

Item 7.          Material to be Filed as Exhibits.

                 None



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.


DATE: January 16, 1998

                                               CMM PROPERTIES, LLC



                                               /s/ Gary Copperud
                                               --------------------------------
                                               By:  Gary Copperud
                                               Its:  Manager